DREYFUS BALANCED FUND, INC. ("the Fund")

                                                                  Sub-Item 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Balanced Fund, Inc. was held on December 1, 2004. Out of a total of 9,221,976.982 shares ("Shares") entitled to vote at the meeting, a total of 5,503,887.895 were represented at the Meeting, in person or by proxy. The following matter was duly approved of by the holders Dreyfus Balanced Fund, Inc.'s outstanding Shares as follows:


     An Agreement and Plan of Reorganization between the Fund and Dreyfus Premier Balanced Opportunity Fund, (the "Acquiring Fund"), providing for the transfer of the Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund's Class Z shares having an aggregate net asset value equal to the value of the Fund's net assets and the assumption by the Acquiring Fund of the Fund's stated liabilities, and the pro rata distribution of those shares to the Fund's shareholders and subsequent termination of the Fund.


Affirmative Votes                                     Negative Votes
4,811,840.251                                         133,711.424